XAB 3/19

14048587

SECURITI[...]N
Washington, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52750

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NASDAQ Options Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

165 Broadway, 51st Floor
(No. and Street)

New York (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Veny Palaparthi (212) 401-8780
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/25/14

OATH OR AFFIRMATION

I, Venu Palaparthi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NASDAQ Options Services, LLC, as of Dec 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LEONARD B COMBERIATE
Notary Public - State of New York
NO. 01CO6269676
Qualified in Westchester County
My Commission Expires 10.1.2016

Signature

Chief Executive Officer
Title

Leonard B. Comberiate
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

NASDAQ Options Services, LLC
December 31, 2013
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

Building a better
working world

NASDAQ Options Services, LLC

Statement of Financial Condition

December 31, 2013

Contents

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Building a better working world

Report of Independent Registered Public Accounting Firm

The Member
NASDAQ Options Services, LLC

We have audited the accompanying statement of financial condition of NASDAQ Options Services, LLC (the Company) as of December 31, 2013, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Building a better working world

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of NASDAQ Options Services, LLC at December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 26, 2014

NASDAQ Options Services, LLC

Statement of Financial Condition

December 31, 2013

Assets	
Cash	$ 4,006,087
Deposits with clearing organizations	1,067,290
Total assets	$ 5,073,377
Liabilities and member's equity	
Liabilities:	
Payables to affiliate, net	$ 1,213,334
Accrued liabilities	357,814
Accrued compensation and benefits	15,811
Total liabilities	1,586,959
Member's equity	3,486,418
Total liabilities and member's equity	$ 5,073,377

See accompanying notes to the statement of financial condition.

1. Organization and Description of the Business

NASDAQ Options Services, LLC (the "Company") is a wholly owned subsidiary of Norway Acquisition, LLC ("Norway Acquisition"), which is a wholly owned subsidiary of The NASDAQ Stock Market LLC. The NASDAQ Stock Market LLC is the parent company of The NASDAQ Options Market (the "Exchange"). The Company operates as the routing broker-dealer for the Exchange, NASDAQ OMX PHLX, LLC ("PHLX"), and NASDAQ OMX BX, Inc. ("BX"), all affiliated entities. The NASDAQ OMX Group, Inc. ("NASDAQ OMX") is a holding company that operates The NASDAQ Stock Market LLC, PHLX, and BX as its wholly owned subsidiaries. The Exchange provides NASDAQ OMX's market participants with the ability to access, process, display and integrate orders and quotes on the Exchange, BX, PHLX and other national options exchanges.

The Company is self-clearing and maintains an account at the Options Clearing Corporation ("OCC"), the National Securities Clearing Corporation ("NSCC") and the Depository Trust and Clearing Corporation ("DTCC").

Activity and Regulation of NASDAQ Options Services, LLC

The Company currently operates as the Exchange's, PHLX's and BX's routing broker-dealer for sending orders in exchange-listed options from the Exchange, PHLX, and BX to other venues for execution in accordance with member order instructions and requirements. The Company also clears all routed trading activity in options listed on the Exchange, PHLX and BX directly with the OCC. All routed and executed trades are sent to the OCC by the exchange on which the trade was executed or by the Exchange.

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), as well as in all 50 states, the District of Columbia and Puerto Rico. The Company is also a member of The NASDAQ Stock Market, PHLX, BX, Financial Industry Regulatory Authority ("FINRA"), NYSE Amex, Boston Options Exchange ("BOX"), International Securities Exchange, CBOE Stock Exchange, C2 Options Exchange, the BATS Z-Exchange, Inc., NYSE ARCA and Miami International Stock Exchange. The Company is distinguished from most broker-dealers in that it is a facility of the Exchange, which functions as both an exchange and a Self Regulatory Organization ("SRO").

The Company is subject to regulation by the SEC, FINRA, the SROs and the various state securities regulators. The Company is also a member of the Securities Investor Protection Corporation ("SIPC").

2. Summary of Significant Accounting Policies

Basis of Presentation

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), as codified in the Accounting Standards Codification ("ASC") and set forth by the Financial Accounting Standards Board ("FASB"). Significant accounting policies are as follows:

Use of Estimates

The preparation of the Company's statement of financial condition, in conformity with U.S. generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts and the disclosures of contingent amounts in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates and assumptions.

Cash

The Company's cash is held by The Bank of New York Mellon ("BONY") in a non-interest-bearing account.

Deposits With Clearing Organizations

The deposits with clearing organizations represent funds held at the OCC for settlement of trades and funds also held at NSCC and DTC.

Securities Owned and Securities Sold, Not Yet Purchased, at Market Value

The Company may temporarily have positions in securities due to system interruptions. The Company provides brokers and dealers with the option to cancel the difference resulting from position breaks due to an interruption. When market value fluctuations related to these position breaks are unfavorable to the customer, the Company will assume the positions and liquidate the positions the following trade day, resulting in limited market risk to the Company. Securities owned and securities sold, not yet purchased are carried at market value in other assets and accrued liabilities, respectively, in the statement of financial condition. There were no positions held related to securities owned and securities sold, not yet purchased at December 31, 2013.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company's operating results are included in the federal, state and local income tax returns filed by NASDAQ OMX. The Company uses the asset and liability method to provide income taxes on all transactions recorded in the consolidated NASDAQ OMX financial statements. Deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities (i.e., temporary differences) and are measured at the enacted rates that will be in effect when these differences are realized. If necessary, a valuation allowance is established to reduce deferred tax assets to the amount that is more likely than not to be realized.

In order to recognize and measure unrecognized tax benefits, management determines whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets the recognition thresholds, the position is measured to determine the amount of benefit to be recognized in the statement of financial condition. Interest and penalties related to income tax matters are recognized in income tax expense.

The Company has determined that there are no uncertain tax positions as of December 31, 2013.

At December 31, 2013, the Company has accrued no interest or penalties related to income tax matters.

3. Related-Party Transactions

Certain expenses of the Company are settled on the Company's behalf by NASDAQ OMX and the Exchange. These expenses are then allocated to the Company through intercompany charges, resulting in amounts due to affiliates.

The Company operates as the routing broker for the Exchange, PHLX and BX. Under the Service Agreements, the Exchange, PHLX and BX agree to pay the Company pass through costs incurred in routing orders to third party and intercompany destinations on behalf of the Exchange, PHLX and BX. The Exchange also agrees to pay for expenses, including OCC fees, clearing costs, exchange fees, annual membership fees and certain technology related costs.

3. Related-Party Transactions (continued)

The Exchange, PHLX and BX also each pay the Company an additional monthly fee of $12,500 for support related to the Company's routing transactions. Revenue is recognized as earned, and is allocated to the Company through an intercompany account, as reflected in the statement of financial condition under payables to affiliates, net.

The Exchange agrees to provide the Company with support services, including, but not limited to, direct financial and business management support. The Company will reimburse the Exchange an agreed upon amount each month for these services.

For the year ended December 31, 2013, the Company was also charged by NASDAQ OMX for additional support services under the Intra-group Services Agreement This agreement covers additional costs for personnel support.

At December 31, 2013, $1,213,334 was recorded as a net payable to affiliate primarily related to clearing, execution, and exchange fees. All affiliates are ultimately wholly-owned by NASDAQ OMX. It is the intent and ability of management to settle all intercompany balances between NASDAQ OMX, its wholly-owned subsidiaries, such as the Company and the Exchange, on a net basis, as NASDAQ OMX serves as the master financing entity for all wholly-owned subsidiaries. In addition, all intercompany transactions are expected to be cash settled on a periodic basis. The Company records all transactions to and from affiliates subject to the netting arrangement (Services Agreement) into a single account. Although there may be many individual accounts to preserve transaction detail, the reporting will reflect a single receivable or payable to NASDAQ OMX.

4. Income Taxes

The Company's operating results are included in the federal, state and local income tax returns filed by NASDAQ OMX. For income tax purposes, the Company is disregarded as an entity separate from its owner, NASDAQ OMX, pursuant to U.S. Income Tax Regulations Sec. 301.7701-3(b)(1)(ii). As a single-member LLC, the Company records taxes on a separate company basis as if it were a separate tax payer.

The Company's operating results are included in the federal, state and local income tax returns filed by NASDAQ OMX. Federal income tax returns for the years 2007 and 2010 are currently under audit by the Internal Revenue Service and we are subject to examination for 2011 and 2012. Several state tax returns are currently under examination by the respective tax authorities for the years 2006 through 2010 and the Company is subject to examination for 2011 and 2012.

5. Regulatory Requirements

The Company is a registered broker-dealer with the SEC and, accordingly, is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company computes its net capital requirements under the alternative method provided by SEC Rule 15c3-1. At December 31, 2013, the Company had net capital of $3,463,421, which was $3,213,421 in excess of its required minimum net capital of $250,000.

The Company is also subject to The Options Clearing Corporation ("OCC") Rule 302, which requires maintenance of net capital equal to the greater of $2,000,000 or 6 $^{2}/_{3}$ percent of aggregate indebtedness. At December 31, 2013, the Company had $1,213,421 of net capital in excess of this minimum requirement.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other requirements of SEC Rule 15c3-1 and other regulatory bodies. The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii).

6. Commitments and Contingent Liabilities

Brokerage Activities

The Company provides guarantees to securities clearinghouses and exchanges under their standard membership agreements, which require members to guarantee the performance of other members. If a member becomes unable to satisfy its obligations to the clearinghouses, other members would be required to meet its shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral as well as meet certain minimum financial standards.

The Company's maximum potential liability under these arrangements cannot be quantified. However, management believes that the potential for the Company to be required to make payments under these arrangements will be not probable. Accordingly, no contingent liability is recorded in the statement of financial condition for these arrangements.

General Litigation and Regulatory Matters

The Company may be subject to claims as well as reviews by self-regulatory agencies arising out of the conduct of its business.

6. Commitments and Contingent Liabilities (continued)

Management is not aware of any unasserted claims or assessments that would have a material adverse effect on the financial position and the results of operations of the Company.

The SEC and FINRA adopt rules and examine broker-dealers and require strict compliance with their rules and regulations. The SEC, SROs, and state securities commissions may conduct administrative proceedings, which can result in censures, fines, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer, its officers or employees. The SEC and state regulators may also institute proceedings against broker-dealers seeking an injunction or other sanction. The SEC and SRO rules cover many aspects of a broker-dealer's business, including capital structure and withdrawals, sales methods, trade practices among broker-dealers, use and safekeeping of customers' funds and securities, record-keeping, the financing of customers' purchases, broker-dealer and employee registration and the conduct of directors, officers and employees. All broker-dealers have an SRO that is assigned by the SEC as the broker-dealer's designated examining authority, or DEA. The DEA is responsible for examining a broker-dealer for compliance with the SEC's financial responsibility rules. FINRA is the Company's current DEA. A failure to comply with the SEC's request in a satisfactory manner may have adverse consequences, and changing the Company's DEA may entail additional regulatory costs.

Risks and Uncertainties

As discussed above, the Company, as a routing broker-dealer, is exposed to clearance and settlement risks, as well as limited market risk.

Cash is held by one financial institution, BONY. In the event that the financial institution is unable to fulfill its obligations, the Company would be subject to credit risk. Bankruptcy or insolvency may cause the Company's rights with respect to the cash held by BONY to be delayed or limited. The Company monitors its risk by monitoring the credit quality of BONY and its subsidiaries.

7. Fair Value of Financial Instruments

The Company's assets and liabilities are recorded at fair value or at amounts that approximate fair value. These assets and liabilities include cash, deposits with clearing organizations, payables to affiliate, net, accrued liabilities and accrued compensation and benefits. The carrying amounts reported in the statement of financial condition for the Company's financial instruments closely approximate their fair values due to the short-term nature of these assets and liabilities.

8. Subsequent Events

The Company has evaluated all subsequent events through the date of issuance of the statement of financial condition and has determined that no subsequent events have occurred that would require disclosure in the statement of financial condition or accompanying notes.

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